UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 3

to

ANNUAL REPORT

of

REPUBLIC OF CHILE

(Name of Registrant)

Date of end of last fiscal year: Dated December 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration Is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of Chile’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2016 (the “Annual Report”) comprises:

(a) Pages numbered 1 to 4 consecutively.

(b) The following exhibits:

Exhibit 1	Conformed copy of the Underwriting Agreement for the €830,000,000 1.440% Notes Due 2029, dated January 25, 2018, between the Republic, acting through the Ministry of Finance, Banco Santander S.A., BNP Paribas and HSBC Bank plc.

Exhibit 2	Conformed copy of the Underwriting Agreement for the US$2,000,000,000 3.240% Notes Due 2028, dated January 29, 2018, between the Republic, acting through the Ministry of Finance, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Exhibit 3	Form of €830,000,000 1.440% Notes Due 2029.

Exhibit 4	Form of US$500,000,000 3.240% Notes Due 2028.

Exhibit 5	Form of US$500,000,000 3.240% Notes Due 2028.

Exhibit 6	Form of US$500,000,000 3.240% Notes Due 2028.

Exhibit 7	Form of US$500,000,000 3.240% Notes Due 2028.

Exhibit 8	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the €830,000,000 1.440% Notes Due 2029.

Exhibit 9	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the US$2,000,000,000 3.240% Notes Due 2028.

Exhibit 10	Post-Effective Legality Opinion of Morales & Besa for the €830,000,000 1.440% Notes Due 2029.

Exhibit 11	Post-Effective Legality Opinion of Morales & Besa for the US$2,000,000,000 3.240% Notes Due 2028.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Chile, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 6th day of February, 2018.

REPUBLIC OF CHILE

By:	/s/ Macarena Lobos Palacios
Macarena Lobos Palacios
Deputy Minister of Finance
Republic of Chile

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Conformed copy of the Underwriting Agreement for the €830,000,000 1.440% Notes Due 2029, dated January 25, 2018, between the Republic, acting through the Ministry of Finance, Banco Santander S.A., BNP Paribas and HSBC Bank plc.

Exhibit 2	Conformed copy of the Underwriting Agreement for the US$2,000,000,000 3.240% Notes Due 2028, dated January 29, 2018, between the Republic, acting through the Ministry of Finance, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Exhibit 3	Form of €830,000,000 1.440% Notes Due 2029.

Exhibit 4	Form of US$500,000,000 3.240% Notes Due 2028.

Exhibit 5	Form of US$500,000,000 3.240% Notes Due 2028.

Exhibit 6	Form of US$500,000,000 3.240% Notes Due 2028.

Exhibit 7	Form of US$500,000,000 3.240% Notes Due 2028.

Exhibit 8	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the €830,000,000 1.440% Notes Due 2029.

Exhibit 9	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the US$2,000,000,000 3.240% Notes Due 2028.

Exhibit 10	Post-Effective Legality Opinion of Morales & Besa for the €830,000,000 1.440% Notes Due 2029.

Exhibit 11	Post-Effective Legality Opinion of Morales & Besa for the US$2,000,000,000 3.240% Notes Due 2028.

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